SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  FORM 6-K



                          REPORT OF FOREIGN ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                       Date of Report: March 3, 2000



                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33




     Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             |X|   Form 20-F                |_|   Form 40-F


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             |_|   Yes                      |X|   No


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     Not applicable.

     This Form 6-K consists of the fourth quarter report of Biora AB.




                            YEAR END REPORT 1999

                              BIORA AB (PUBL)

                             FEBRUARY 16, 2000


                                                                     INCLUDING
                                                                  NONRECURRING
                                                                       REVENUE
                                       1999             1998              1998
------------------------------------------------------------------------------
NET SALES, SEK MILLIONS                73.6             50.1            50.1
------------------------------------------------------------------------------
OPERATING LOSS, SEK MILLIONS         - 91.8          - 110.9         - 71.51)
------------------------------------------------------------------------------
NET LOSS, SEK MILLIONS               - 86.7           - 99.4         - 60.01)
------------------------------------------------------------------------------
1) FIRST QUARTER OF 1998 INCLUDES NONRECURRING REVENUE FROM SEIKAGAKU CORPORATION, BIORA'S JAPANESE PARTNER.


          O SALES DURING 1999 INCREASED BY 47 PERCENT TO 73.6 (50.1) MILLION SEK AND DURING THE FOURTH QUARTER BY 45 PERCENT TO
               21.4 (14.7) MILLION SEK. THE INCREASE WAS MAINLY IN THE U.S. MARKET (+ 89%).

          O CLINICAL DISCOVERIES LEAD TO PILOT STUDIES WITH EMDOGAIN RELATING TO THE HEALING OF CHRONIC WOUNDS AND WOUNDS RESULTING FROM RADIATION TREATMENT.

          O PILOT STUDIES SHOW THAT ENAMEL MATRIX PROTEINS STIMULATE LOCAL BONE-FORMATION

          O THE RIGHTS TO A NEW PATENT-PROTECTED PHARMACEUTICAL PROJECT FOR DRY MOUTH (XEROSTOMIA) HAVE BEEN ACQUIRED.

          O EMDOGAIN APPROVED IN THE USA FOR A NEW INDICATION, WHICH MEANS A SIGNIFICANTLY INCREASED MARKET-POTENTIAL

          O PREMIXED EMDOGAIN, EMDOGAIN(R)GEL, IS EXPECTED TO BE LAUNCHED IN EUROPE DURING FIRST HALF OF 2000.


Biora develops, manufactures and sells products for the treatment of periodontal disease and for use in oral surgery. Using its proprietary technology and expertise, Biora aims to become a world leader in biology-based products for specialized dental therapy. Biora's American Depository Shares are listed on the Nasdaq National Market in the USA and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.


NEW VALUES IN BIORA
-------------------

The two major positive highlights for Biora during 1999 have been the results from our Research and Development and the sales increase in the US-market. Progress in Europe, on the other hand, has been below our expectations.

RESEARCH & DEVELOPMENT
Our Research and Development during 1999 has produced new and interesting results. Our research on enamel matrix proteins, of which Emdogain is one, suggests new areas of use in addition to treatment of periodontitis. The new results also indicate potential areas of use outside of the oral cavity.

USA
Approximately 170,000 patients have been treated with Emdogain. The market in the USA is the most important for Biora and during 1999 sales increased by 89 percent compared to 1998. Many American specialists now support treatment with Emdogain, which has resulted in a large number of new publications during 1999. During 2000 we will continue our efforts in the US-market and intend to launch our new product, Emdogain(R)Gel, during the year.

EUROPE
Sales development in Europe during 1999 was lower than our expectations, particularly in the German market. The stagnation in Germany was mainly because of a lack of focus on customer development. As a result we have reorganized the management of the German subsidiary and at the same time restructured the marketing organization in Europe.

The largest markets in Europe, Germany and Italy, still have the highest priority. We now have a European marketing organization that coordinates sales and marketing activities with our organization in the USA. I expect that the launch of Emdogain(R)Gel will increase the pace of our market-penetration in Europe as well as the USA.

BIORA.COM
Our homepage "biora.com" will play a significant role in our future sales and marketing activities. The upgrading that is now taking place will enable us to cultivate new, larger customer groups as well as patients in a cost-effective manner.

TOMAS HAMMARGREN, CEO


YEAR END REPORT 1999

Biora's sales increased during 1999 to SEK 73.6 million compared to SEK
50.1 million in 1998. During the fourth quarter 1999 sales increased to SEK
21.4 million as compared to SEK 14.7 million during the same period in 1998. The sales increase was mainly in the US market.

           SALES DURING 1998 AND 1999 PER QUARTER, SEK MILLIONS.

                             [GRAPHIC OMITTED]







 DEVELOPMENT OF SALES BASED ON ROLLING TWELVE MONTHS FIGURES, SEK MILLIONS.
                                 YEAR 1999


                             [GRAPHIC OMITTED]







             Jan Feb March April May June July Aug Sept Oct Nov Dec


IMPORTANT PROGRESS IN RESEARCH AND DEVELOPMENT
During 1999 several of Biora's research-projects have yielded positive results quickly. The Research and Development has been expanded and now includes projects for development of products for wound healing, local hard tissue formation and dry mouth (xerostomia), among others.

Clinical studies are ongoing for new dental indications for Biora's principal product, Emdogain. These indications include increased treatment of periodontitis, treatment of recession type defects, evulsed teeth, periodontitis in connection with impacted wisdom teeth, and wound healing.

WOUND HEALING
The use of Emdogain is accompanied by perceptibly improved healing following surgery. This effect occurs because the growth of certain disease-causing bacteria is inhibited by direct contact with Emdogain, and body cells in the presence of Emdogain increase the amount of growth factors that promote healing. These characteristics open the possibility of using Emdogain for the treatment of wounds outside the oral cavity, for example chronic wounds and wounds from radiation treatment. Clinical pilot studies are to begin in Scandinavia.

LOCAL BONE FORMATION
Biora has found in new pilot studies that certain enamel matrix proteins stimulate local formation of new bone, even in and outside the oral cavity. The continuing work is intended document the effect and to determine future areas for indications. Biora is a part of a cooperation-project together with four European universities which are applying for financing within the European commissions fifth program.

DRY MOUTH (XEROSTOMIA)
As a further step in Biora's concentration on diseases of the oral cavity, Biora has acquired the patent rights for a new method of treating dry mouth (xerostomia). A normal flow of saliva plays a decisive role in the health of the mouth, and therefore in the individual's well being. A greatly reduced flow of saliva is accompanied by difficulty in swallowing and speaking and causes great discomfort. In addition, dry mouth increases the risk for various diseases in the oral cavity, such as caries and infections in the mucous membrane.

Just as periodontitis, dry mouth is a secret, very common disease that primarily affects a large number of the older population. Dry mouth is estimated to affect approximately 15 percent of 50 year olds and approximately 40 percent of those over 80. Dry mouth is also a common side effect of many medicines and radiation treatment.

The acquired process is based on local application of a cholinesterase-inhibitor, physiostagmin, that stimulates the production of saliva from the thousands of small salivary glands in the oral mucous membrane. Two Swedish professors from Gothenburg University, Jorgen Ekstrom and Herbert Helander, developed the method.

Preliminary clinical studies on healthy volunteers as well as patients with dry mouth have shown good results. The remaining work is to develop a final formulation and clinical studies.

NEW SUBSIDIARY ESTABLISHED
To emphasize Biora AB's focus on the diseases in the oral cavity but at the same time develop other indications, a new subsidiary, Biora BioEx AB, has been formed. Biora BioEx, together with other partners, will continue Biora's development of products for indications outside the oral cavity. During 1999 Biora BioEx submitted documentation for new patents for products for treatment in and outside of the oral cavity.

BIORA'S PRINCIPLE PRODUCT EMDOGAIN
----------------------------------
NEW KNOWLEDGE ABOUT EMDOGAIN AND ITS MECHANISM OF ACTION
During 1999 Biora presented new findings on Emdogain's mechanism of action. According to these findings PDL-cells from the area between the dental root and the jawbone (cells that are important for successful treatment) are favored by growing in the presence of Emdogain, while the growth of epithelial cells from the gingival margin (cells that can jeopardize the treatment) is inhibited. This data is important for the understanding of the product's function and for continued market penetration.

CONTINUED PROGRESS IN THE U.S. MARKET
North America is the most important and fastest growing market for Biora. There are estimated to be approximately 4,000 periodontists in the United States. Of those 2,550 had bought Emdogain at the end of the period. More than half of them had bought Emdogain more than once.

Biora believes that the acceptance of Emdogain is growing in the United States. During this year's AAP conference (American Academy of Periodontology, the leading organization for periodontology) at the end of September 1999, a number of periodontal opinion-leaders presented positive results from their clinical experiences with the product. Approximately 6,000 periodontists and dentists from all over the world attended the conference. In addition, several American specialists published articles that confirmed Emdogain's positive effect in the surgical treatment of periodontal disease.

EMDOGAIN APPROVED IN THE USA FOR NEW INDICATION
During 1999 the United States Food and Drug Administration (FDA) approved Emdogain for use as an adjunct to minimally invasive surgery. This indicates that Emdogain can be utilized in conjunction with routine scaling and root planing procedures in the "aesthetic zone", which include the teeth and gums which appear when a person smiles.

Biora estimates that the target group in the United States for the new area of application is about 60,000 dentists. Approximately 17 million scaling and root planing procedures are performed annually in the USA and Biora estimates that half of those are in the aesthetic zone. An introduction is expected during 2001.

BIORA'S AMERICAN SUBSIDIARY WON "1999 SWEDISH TRADE COUNCIL
NORTH AMERICA ANNUAL ACHIEVEMENT AWARD"
Biora, Inc., the North American subsidiary of Biora AB, was chosen as the Swedish subsidiary of the year in the North American market. The Nominating Committee made the following statement: "The company's successful strategy has been to focus on clinical trials, education and the opinion leaders within the periodontal profession."

INCREASED USAGE IN EUROPE AND JAPAN
In Germany approximately 6,900 customers had purchased Emdogain by the end of 1999, and more than half of those had made more than one purchase. Approximately 640 customers in Sweden had purchased Emdogain and of those 460 had made more than one purchase.

In Japan Biora's products are marketed through the Japanese biotech company Seikagaku Corporation. According to Seikagaku, the number of customers was slightly more than 1,100 at the end of the period, and 500 of those had bought Emdogain more than once. During the third quarter of 1999 Seikagaku had broadened the target group from 1,500 to 4,000 specialists and general practitioners.

PRE-MIXED PRODUCT WILL BE LAUNCHED IN EUROPE DURING FIRST HALF OF 2000 Today Emdogain is delivered as two components, which the dentist mixes. To simplify use Biora is developing a pre-mixed product, Emdogain(R) Gel. Documentation for licensing the product in Europe has been submitted, and Biora is now preparing for a launch of the product in Europe during first half of year 2000. Documentation for licensing the product in the United States is planned to be submitted during the first quarter of 2000

NET SALES
The Group's net sales during 1999 increased to SEK 73.6 million (1998: SEK
50.1 million). The increase is primarily attributable to increased sales in the U.S. market. Sales growth in the German market has been unsatisfactory, and top management of the German subsidiary has therefore been changed.

PROFIT/LOSS
Gross profit amounted to SEK 58.1 million (1998: SEK 39.3 million). The improvement can be explained mainly by the increase in sales.

The operating loss amounted to loss of SEK 91.8 million (1998: loss SEK
71.5 million). Operating loss during the same period in 1998 includes nonrecurring revenue from Biora's Japanese partner in an amount of SEK 39.4 million. (Operating loss for 1998 excluding the nonrecurring revenue was SEK 110.9 million). Net financial items were SEK 5.2 million (1998: SEK
11.6 million). The decrease is explained by decreased interest bearing assets and lower market interest rates.

Net loss after tax during the period amounted to SEK 86.7 million (1998: loss SEK 60.0 million), corresponding to a loss per share of SEK 4.09 (1998: loss SEK 2.83) based on the average of number of shares outstanding. (Net loss after tax during 1998 excluding nonrecurring revenue was SEK 99.4 million, corresponding to a loss per share of SEK 4.69).

Increased internal efficiency has led to lower costs of administration and stable sales costs, while sales increased by 47%. R&D costs have increased by SEK 2.2 million (7%) after deduction for accelerated depreciation of capitalized R&D and the costs during 1998 relating to the registration of Emdogain in the USA (SEK 6.3 million).

INVESTMENTS
Capital expenditures during 1999 totaled SEK 4.3 million (1998: SEK 5.8 million).

FINANCIAL POSITION
Net change in cash and cash equivalents during the period was negative, in an amount of SEK 74.2 million (1998: negative SEK 99.3 million). At the end of the report period the Group's liquid funds amounted to SEK 112.8 million (1998: SEK 187.0 million), the equity/assets ratio was 78.3 percent (1998:
86.6 percent) and Group equity amounted to SEK 127.4 million (1998: SEK
214.0 million).

EMPLOYEES
As of December 31, 1999, Biora had 92 employees as compared to 85 employees as of December 31, 1998.

PARENT COMPANY
Net sales for 1999 amounted to SEK 51.1 million (1998: SEK 36.1 million) and its loss before appropriations and income taxes was SEK 79.4 million (1998: loss SEK 103.0 million). The loss for 1998 includes nonrecurring revenue of SEK 39.4 million from the Japanese distributor (The loss exclusive of nonrecurring revenue was SEK 142.4 million).

Investments in fixed assets and patents were SEK 2.6 million (1998: SEK 3.6 million). Net change in cash and cash equivalents during 1999 was negative, in an amount of SEK 77.9 million (1998: neg. SEK 100.3 million). At the end of the reporting period the parent company's liquid assets amounted to SEK
103.6 million (1998: SEK 181.5 million), equity/assets ratio was 85.8% (1998: 91.4%), and share holders' equity was SEK 145.4 million (1998: SEK
223.2 million).

DIVIDEND
The company does not have any non-restricted retained earnings therefore no dividends shall be declared. The Board of Directors proposes that the accumulated loss on the balance sheet, SEK 77.8 million, be covered by charging the share premium reserve.

SCHEDULED FUTURE FINANCIAL INFORMATION
During 2000, Biora will publish financial information on the following dates:

Annual Report (to be sent out by mail to shareholders)          End of March/beginning of April
Interim report January - March                                               May 4
Shareholder's meeting                                                        May 4
Interim report January - June                                                August 18
Interim report January - September                                           November 2

Investor's Day in Stockholm                                     March 22 (New date!)


Malmo, February 16, 2000


Biora AB (publ)
The Board of Directors




     -------------------------------------------------------------------------
     This report may contain certain forward-looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.
     -------------------------------------------------------------------------

PRESIDENT AND CEO            INVESTOR RELATIONS          U.S INVESTOR RELATIONS
TOMAS HAMMARGREN             MIKAEL SJOBLOM              ELISABETH LAVERS
+46 40 32 13 36              + 46 40 32 13 65            +1 203 977 7797



CONSOLIDATED STATEMENTS OF
OPERATIONS

                                                         1999          1999          1998           1999        1998
(Swedish GAAP)                                      Jan - Dec     OCT - DEC     Oct - Dec      JAN - DEC   Jan - Dec
                                                    (TUSD) 1)        (TSEK)        (TSEK)         (TSEK)      (TSEK)
Net sales                                               8 874        21 326        14 697         73 556      50 119
--------------------------------------------------------------------------------------------------------------------
Costs of goods sold                                    -1 866        -3 811        -3 029        -15 470     -10 864
--------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                            7 008        17 515        11 668         58 086      39 255
--------------------------------------------------------------------------------------------------------------------

Selling expenses                                      -10 952       -26 289       -26 428        -90 783     -89 622
--------------------------------------------------------------------------------------------------------------------
Administrative expenses                                -2 232        -6 075        -5 680        -18 505     -22 133
--------------------------------------------------------------------------------------------------------------------
Research and development costs                         -5 018       -12 074        -9 774        -41 597     -39 980
--------------------------------------------------------------------------------------------------------------------
Other operating income and expenses 2)                    120           -35           225            994      40 952
--------------------------------------------------------------------------------------------------------------------
LOSS FROM OPERATIONS                                  -11 075       -26 958       -29 989        -91 805     -71 528
--------------------------------------------------------------------------------------------------------------------

Financial net                                             630           999         2 874          5 220      11 572
--------------------------------------------------------------------------------------------------------------------
LOSS AFTER FINANCIAL ITEMS                            -10 445       -25 959       -27 115        -86 585     -59 956
--------------------------------------------------------------------------------------------------------------------

Income tax                                                -19          -122          -636           -154         -42
--------------------------------------------------------------------------------------------------------------------
LOSS FOR THE PERIOD                                   -10 464       -26 081       -27 751        -86 739     -59 998
--------------------------------------------------------------------------------------------------------------------


CONSOLIDATED BALANCE
SHEETS

                                                       Dec 31,        DEC 31,     Dec 31,
(Swedish GAAP)                                            1999           1999        1998
                                                     (TUSD) 1)         (TSEK)      (TSEK)
                                                       >
Intangible long term assets                              1 999         16 573      25 337
-----------------------------------------------------------------------------------------
Tangible long term assets                                1 308         10 843      12 269
-----------------------------------------------------------------------------------------
Financial long term assets                                 306          2 534       2 571
-----------------------------------------------------------------------------------------
Total long term assets                                   3 613         29 950      40 177
-----------------------------------------------------------------------------------------

Inventories                                                624          5 175       4 174
-----------------------------------------------------------------------------------------
Current receivables                                      1 786         14 807      15 787
-----------------------------------------------------------------------------------------
Bank deposits                                           10 858         90 000     148 050
-----------------------------------------------------------------------------------------
Cash and bank                                            2 751         22 804      38 998
-----------------------------------------------------------------------------------------
Total current assets                                    16 020        132 786     207 009
-----------------------------------------------------------------------------------------

Total assets                                            19 633        162 736     247 186
-----------------------------------------------------------------------------------------

Shareholders' equity                                    15 371        127 406     213 970
-----------------------------------------------------------------------------------------
Provisions                                                  54            444         397
-----------------------------------------------------------------------------------------
Long term liabilities 3)                                    22            185         155
-----------------------------------------------------------------------------------------
Current liabilities 3)                                   4 186         34 701      32 664
-----------------------------------------------------------------------------------------

Total shareholders' equity and liabilities              19 633        162 736     247 186
-----------------------------------------------------------------------------------------

1) Average exchange rate Jan-Dec , 1999, USD 1 = 8,289

2) In the first quarter 1998 a nonrecurring revenue from Seikagaku Corporation of 39,4 MSEK is included in other operating income and royalty expense to Astra of 1,0 MSEK on this revenue is included in other operating expenses.

3) Biora did not have any interest bearing liabilities neither on December 31, 1999 nor December 31, 1998.



STATEMENTS OF CASH FLOWS

CONSOLIDATED (TSEK)                                                        1999          1998         1999         1998
(Swedish GAAP)                                                        OCT - DEC     Oct - Dec    JAN - DEC    Jan - Dec
Loss for the period                                                     -26 081       -27 751      -86 739      -59 998
-----------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                                             1 474         1 449        5 552        5 156
-----------------------------------------------------------------------------------------------------------------------
Change in capitalized research and development costs                      3 267           731        8 595        2 924
-----------------------------------------------------------------------------------------------------------------------
Prepaid nonrecurring revenue                                                  -             -            -      -39 375
-----------------------------------------------------------------------------------------------------------------------
Other adjustments to reconcile net loss to net cash flows
used in operating activities                                                419           796          541          241
-----------------------------------------------------------------------------------------------------------------------
Change in assets and liabilities                                          7 804            10        2 447       -2 821
-----------------------------------------------------------------------------------------------------------------------
NET CASH USED IN OPERATING ACTIVITIES                                   -13 117       -24 765      -69 604      -93 873
-----------------------------------------------------------------------------------------------------------------------
Capital expenditures (tangible assets and patents)                       -1 647        -1 370       -4 334       -5 842
-----------------------------------------------------------------------------------------------------------------------
Other investing activities                                                  -63           -51          -29            -
-----------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                    -1 710        -1 421       -4 363       -5 842
-----------------------------------------------------------------------------------------------------------------------
NET CASH FROM FINANCING ACTIVITIES                                            -           155            -          111
-----------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                 59           175         -277          342
-----------------------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                                 -14 768       -25 856      -74 244      -99 262
-----------------------------------------------------------------------------------------------------------------------


KEY RATIOS


Consolidated                                              1999        1998         1997        1996          1995
(Swedish GAAP)                                                          1)
Net sales (TSEK)                                        73 556      50 119        16 499       4 561           936
------------------------------------------------------------------------------------------------------------------
R & D costs (TSEK) 2)                                   41 597      39 980        21 207      10 884         9 347
------------------------------------------------------------------------------------------------------------------
Return on capital employed, % 3)                         -50,7       -40,0         -53,2      -266,2         -46,1
------------------------------------------------------------------------------------------------------------------
Return on equity,% 4)                                    -50,8       -40,0         -58,1        neg.        -128,8
------------------------------------------------------------------------------------------------------------------
Equity / assets ratio, % 5)                               78,3        86,6          81,9       -34,2          28,8
------------------------------------------------------------------------------------------------------------------
Net debt / equity ratio, % 6)                            -88,5       -87,4        -103,0       -84,3         163,3
------------------------------------------------------------------------------------------------------------------
Total equity (TSEK)                                    127 406     213 970       277 935     -18 437         7 986
------------------------------------------------------------------------------------------------------------------
Average number of shares
outstanding, (000s) 7)                                  21 204      21 204        20 571      14 207        10 819
------------------------------------------------------------------------------------------------------------------
Equity per share, SEK 7)                                  6,01       10,09         13,51       -1,30          0,74
------------------------------------------------------------------------------------------------------------------
Loss per share, SEK 7)                                   -4,09       -2,83         -3,66       -2,61         -1,01
------------------------------------------------------------------------------------------------------------------

          1) Return on capital employed and return on equity have been adjusted for the effect of the nonrecurring revenue from Seikagaku.
          2) R&D-costs are shown gross, including capitalized costs. During 1999, as well as during 1998, no costs have been capitalized under the caption Capitalized R&D costs, which explains why the net and gross costs were equal, 41,597. (2.5% royalty to Astra on sales of Emdogain has been reclassified to costs of goods sold.)
          3) Operating loss plus financial income divided by average total assets (total assets less non-interest-bearing operating liabilities including deferred taxes).
          4) Net loss divided by average equity.
          5) Shareholders' equity divided by total assets.
          6) Interest-bearing liabilities less cash and bank deposits divided by shareholders' equity.
          7) The number of ordinary shares outstanding used in determination of loss and equity per ordinary share is calculated on a proforma basis by giving effect to a 25:1 share split and the 3:1 stock dividend completed by the Company during 1996. The dilution effects of outstanding convertible loans and options have not been considered when calculating equity and loss per share for the years 1995-1999 as this would reduce the loss per share.


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      BIORA AB


Dated: March 6, 2000                  By: /s/ Anders Agering
                                         -----------------------
                                         Anders Agering
                                         Chief Financial Officer